

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2023

Jun Wang
Chief Financial Officer
iQIYI, Inc.
No. 21, North Road of Workers' Stadium
Chaoyang District, Beijing 100027
People's Republic of China

> **Re: iQIYI, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2022**
> **Response Dated August 25, 2023**
> **File No. 001-38431**

Dear Jun Wang:

We have reviewed your August 25, 2023 response to our comment letter and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comments is to comments in our July 28, 2023 letter.

Response Dated August 25, 2023

Item 3. Key Information, page 3

1. We note your proposed disclosure in response to comment 3 and reissue in part. Please further revise your proposed structure chart and summaries of contractual arrangements to include the variable interest entities iQIYI Pictures and Intelligent Entertainment. In this regard, we note your proposed revised disclosure in response to comment 4 that you conduct your operations in mainland China through "the variable interest entities ..., namely Beijing iQIYI, Shanghai iQIYI, Shanghai Zhong Yuan, iQIYI Pictures and Intelligent Entertainment (emphasis added)."

Please contact Rucha Pandit at (202) 551-6022 or Cara Wirth at (202) 551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Haiping Li